

February 25, 2015

Via E-mail
Mr. Naresh Mirchandani
Chief Financial Officer
Ameri Metro, Inc.
2575 Eastern Blvd., Suite 211
York, PA 17402

> **Re:** **Ameri Metro, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2014**
> **Filed November 13, 2014**
> **File No. 0-54546**

Dear Mr. Mirchandani:

We issued comments on the above captioned filing on December 19, 2014. On January 13, 2015, we issued a follow-up letter informing you to apply in writing, via an EDGAR CORRESP submission, to the Chief, Office of Information Technology, Division of Corporation Finance, for a continuing hardship exemption from the requirement to provide interactive data pursuant to Rule 202 of Regulation S-T. We understand that your continuing hardship exemption request, submitted via EDGAR on January 23, 2015, was denied and communicated to you in correspondence dated February 11, 2015.

As you have not provided the information requested in the correspondence dated February 11, 2015, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Dale Welcome at (202) 551-3865 or Jeffrey Gordon at (202) 551-3866 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief